Exhibit 99.1

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street

Netanya 42504, Israel
__________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

We cordially invite you to an Extraordinary General Meeting of Shareholders to be held at 10 a.m. (Israel time) on Thursday, January 19, 2012 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the purpose of approving a loan agreement by and between our company and Faith Content Development Ltd., an entity controlled by Mr. Howard P.L. Yeung, our controlling shareholder.

The Board of Directors recommends that you vote in favor of the above proposal, which is described in the attached Proxy Statement.

Shareholders of record at the close of business on December 13, 2011 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors, Herzle Bodinger, Chairman of the Board of Directors Netanya, Israel December 15, 2011

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street

Netanya 42504, Israel
__________________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd., to be voted at the Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on Thursday, January 19, 2012 at our offices at 7 Giborei Israel Street, Netanya, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting and the enclosed proxy card, are being mailed to shareholders on or about December 15, 2011.

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the approval of a loan agreement by and between our company and Faith Content Development Ltd., an entity controlled by Mr. Howard P.L. Yeung, our controlling shareholder.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the proposal set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.015 per share, as of the close of business on December 13, 2011, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  As of December 13, 2011, the record date for determination of shareholders entitled to vote at the Meeting, there were 8,918,647 outstanding ordinary shares.

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Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

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Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the adjourned Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  Pursuant to the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the proposed resolution, provided that either (i) the shares voting in favor of such resolutions (excluding the vote of abstaining shareholders) include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the subject matter of the proposal, or (ii) the total shareholdings of the non-controlling and the disinterested shareholders with respect to such proposal who vote against the resolutions (excluding the vote of abstaining shareholders) must not represent more than 2% of the voting rights in our company.

In tabulating the voting result, shares that constitute broker non-votes and abstentions are not considered votes cast on the proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Securities Ownership by Certain Beneficial Owners and Management

The following table sets forth certain information as of December 13, 2011 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Howard P.L. Yeung (3)(4)	6,911,872	57.9%
Kenneth Yeung (3)	450,029	5.0%
Herzle Bodinger (5)	183,333	2.0%
Eli Akavia	--	--
Adrian Berg (6) )	86,533	*
Roy Kui Chuen Chan (7)	59,533	*
Ben Zion Gruber	--	--
Michael Letchinger	--	--
Nurit Mor	--	--
All directors and executive officers as a group (11 persons)	587,807	6.2%
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*           Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,918,647 ordinary shares issued and outstanding as of December 13, 2011.

(3)
Includes 450,029 ordinary shares held of record by Horsham Enterprises Ltd., a corporation incorporated in the British Virgin Islands.  Messrs. Howard P.L. Yeung and his brother Kenneth Yeung are the beneficial owners, in equal shares, of Horsham Enterprises Ltd.  Accordingly, Messrs. Yeung may be deemed to be the beneficial owners of the ordinary shares held of record by Horsham Enterprises Ltd.

(4)
Includes 1,435,407 ordinary shares issuable upon conversion of convertible notes and 1,578,947 ordinary shares issuable upon the exercise of currently exercisable warrants. The warrants have an exercise price of $2.38 per share and expire in December 2014.

(5)
All such ordinary shares are subject to currently exercisable options granted under our 2003 Stock Option Plan.  Of such options, options to purchase 100,000 ordinary shares have an exercise price of $2.14 per share and options to purchase 83,333 ordinary shares have an exercise price of $2.91 per share.  All such options expire in January 2013.

(6)	Includes 85,000 ordinary shares subject to currently exercisable options granted under our 2003 Stock Option Plan at an exercise price of $2.14 per share. The options expire in January 2013.

(7)	Includes 58,000 ordinary shares subject to currently exercisable options granted under our 2003 Stock Option Plan at an exercise price of $2.14 per share. The options expire in January 2013.

I.  APPROVAL OF A LOAN AGREEMENT WITH FAITH CONTENT DEVELOPMENT LTD., AN
ENTITY CONTROLLED BY OUR CONTROLLING SHAREHOLDER
(Item 1 on the Proxy Card)

Under the Israeli Companies Law, the terms of an extraordinary transaction with a controlling shareholder, including with an entity controlled by a controlling shareholder or his or her relative, must be approved by the audit committee, the board of directors and a special majority of the shareholders (in that order).

In order to finance our future operations, including the continued development of our inertial navigation systems technology, or the INS Technology, and radar sensors for anti-terrorism/force protection systems, we intend to enter into a loan agreement with Faith Content Development Ltd., or FCD, an entity controlled by Mr. Yeung, our controlling shareholder, according to which it will provide us with funding of up to $3,000,000 (the "Loan Transaction").  The main terms of the Loan Transaction are as follows:

•	FCD will provides us with a $2,000,000 loan on the closing date of the Loan Transaction, which is expected to take place as soon as practicable after the date of this Meeting.

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We may request FCD to extend to us an additional loan of up to $1,000,000; however, grant of such additional loan is subject to FCD's sole and absolute discretion, with or without reason, or for no reason at all, without any further obligation or liability to do so.

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Any funds provided to us by FCD will bear interest at the rate of the greater of three months LIBOR+5% per annum, or 7% per annum.  Interest is payable quarterly, in arrears on the first business day of each calendar quarter. Israeli withholding tax due and payable with respect to the interest (currently at the rate of 25%) will be grossed up and paid by us.

•	The principal of the loan will be repaid 24 months after the closing date of the Loan Transaction.

•	All or any part of the outstanding principal and accrued interest may be prepaid by us at any time without payment of any fees or fines, in installment of at least $100,000.

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FCD has the right to participate in an amount of up to fifty percent (50%) of any future loan, debt and/or equity funding that we will enter into prior to the second anniversary of the closing date. Such participation right will survive an early termination of the loan agreement, whether as a result of an early repayment of the loan, cancellation of the agreement or otherwise.

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The repayment of the principal and all accrued interest will be secured by a second priority lien and security interest on all of our assets owned at the time the Loan Transaction is entered into or thereafter acquired, ranking after the existing first priority lien in favor of our banks, subject to the consent of those banks.

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We will pay FCD an origination fee that is equal to 5% of the Principal Amount. Such origination fee will be paid by means of a set-off on any installment payment on account of the principal of the loan.

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As further consideration, we will grant FCD warrants to purchase our ordinary shares, par value NIS 0.015, at an exercise price of $2.5 per ordinary share, with an aggregate exercise price equal to the principal of the loan provided. The warrants will be issued within 7 days of each disbursement of the Principal Amount and will be exercisable for a period of three (3) years following the issuance date thereof.

Our Audit Committee and Board of Directors, after due inquiry, believe that such funds are not available to us from a third party lender and believe that the Loan Transaction is in the best interests of our company and our shareholders.  Accordingly, our Audit Committee and Board of Directors recommend that the shareholders vote in favor of the proposal.

It is therefore proposed that at the Meeting the shareholders adopt the following resolutions:

RESOLVED, that the Loan Transaction by and between the Company and Faith Content Development Ltd., an entity controlled by Mr. Howard P.L. Yeung, our controlling shareholder, in the principal amount of up to $3,000,000 in accordance with the terms and conditions set forth in the proxy statement for this extraordinary general meeting of shareholders, be and hereby is approved.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (z) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, sibling or parent of a spouse or the spouse of any of the foregoing.

II. OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.

By Order of the Board of Directors, Herzle Bodinger, President and Chairman of the Board of Directors

Dated: December 15, 2011